RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement
Subject to Completion:
 Dated November 17, 2017
to the Product Prospectus Supplement FIN-1 Dated January 14, 2016, and the Prospectus and Prospectus Supplement, each dated January 8, 2016
$ __________ Fixed to Floating Rate Notes with Cap, Due November 28, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes with Cap (the “Notes”) described below.
The CUSIP number for the Notes is 78012K6X0.
The Notes will pay interest quarterly, on the 28th day of February, May, August and November of each year, commencing on February 28, 2018 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:
•	Years 1-2:	2.25%
•	Years 3-5:	3 Month U.S. dollar LIBOR + 0.35%, subject to the Cap
The Cap will be 4.40% per annum.
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price that is expected to be between 99.50% and 100.00% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-6 below.
To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about November 28, 2017, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
 SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	November 24, 2017
Issue Date:	November 28, 2017
Maturity Date:	November 28, 2022
CUSIP:	78012K6X0
Interest Rate:	Years 1-2: 2.25% Years 3-5: 3 Month U.S. dollar LIBOR + 0.35%, subject to the Cap. In no event will the interest rate be less than 0% per annum.
Reference Rate:	3 Month U.S. dollar LIBOR, as reported on Reuters Page LIBOR01 or any successor page
Determination of LIBOR:
For additional information as to the determination of the Reference Rate and the calculation of interest after the second year of the term of the Notes, see “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.

Spread:	0.35%
Cap:	4.40%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes with Cap
Interest Payment Dates:
Quarterly, in arrears, on the 28th day of February, May, August and November of each year, commencing on February 28, 2018 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-16 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.
Survivor’s Option:	Not Applicable.
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated January 14, 2016 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated January 8, 2016 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement FIN-1 dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement FIN-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047762/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated January 14, 2016 and the prospectus supplement and prospectus, each dated January 8, 2016. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period during the floating interest rate period is capped for that period at the interest rate set forth on the cover of this pricing supplement. Thus, you will not benefit from three-month U.S. dollar LIBOR being greater than the difference between the Cap and the Spread in any quarterly Interest Period during the Floating Rate Period.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
The Notes May Be Adversely Affected by Changes in LIBOR Reporting Practices or the Method in Which LIBOR Is Determined. On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the further effect of the FCA Rules (as defined in the accompanying prospectus supplement), any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the U.K., the EU and elsewhere, each of which may adversely affect the trading market for the Notes. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, trigger changes in the rules or methodologies in LIBOR discouraging market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. Accordingly, such proposals for reform and changes could have a material adverse effect on the value of and return on the Notes (including potential rates of interest thereon).
If a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, the Reference Rate on the Notes during the Floating Rate Period will be determined using the alternative methods set forth in the accompanying prospectus

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022 supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes.” Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the Notes during the Floating Rate Period if 3-month U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes,” a published 3-month U.S. dollar LIBOR rate is unavailable during the Floating Rate Period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the interest rate for an Interest Period as the same rate as the immediately preceding interest period, which could remain in effect for the remaining term of the Notes, and the value of the Notes may be adversely affected.

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period.
The Reference Rate was 1.43567% on November 16, 2017. The graph below sets forth the historical performance of the Reference Rate from November 16, 2012 through November 16, 2017.

Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due November 28, 2022
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about November 28, 2017, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Plan of Distribution” in the prospectus supplement dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-8	RBC Capital Markets, LLC